

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au





10 August 2010


SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2010
WASH, D.C.
193
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Completes Sale of PRL8 Interest in PNG for $5.14M

Cue Energy Resources Limited (ASX:CUE) is pleased to announce the completion of the sale of its interest in PRL8 in Papua New Guinea for US$5.14M in cash.

The purchaser was Talisman Energy Niugini Limited and was effected by selling 100% of the shares in Cue's wholly-owned subsidiary, Omati Oil Pty Limited. The only asset held by the subsidiary is a 10.72% interest in PRL8, which contains the Kimu gas field.

Cue will continue to hold its interests in PNG in the SE Gobe producing oil field, in PPL 190 which contains the Cobra, Bilip and Iehi discoveries and in the Barikewa gas field in PRL9.

Cue expects that a Barikewa -3 well will be drilled in 2011 to appraise the field for potential inclusion into PNG LNG projects. The Barikewa field has the potential to contain around 1.5 trillion cubic feet of recoverable gas (map attached).

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

10 August 2010

Papua New Guinea


cue


PNG

Legend
- Cue Licence
- Oil Fields
- Gas Fields
- Proposed Gas Pipeline
- Oil Pipeline


P'nyang
Hides
Juha
Mt Hagen
Goroka
Moran
Agogo
Kutubu
Gobe
PDL3
PPL190
SE Gobe
PRL8
Kimu
Barikewa
PRL9
Elk/ Antelope
Kerema
Kumul Oil terminal
PNG LNG
0
100 km
Port Moresby